UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Diamond Offshore 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Diamond Offshore Drilling, Inc.

15415 Katy Freeway

Houston, Texas 77094

REQUIRED INFORMATION

Item 4.

The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2014 (attached).

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014,

Supplementary Information as of December 31, 2014

and Reports of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

Diamond Offshore 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Weaver and Tidwell, LLP

Houston, Texas

June 25, 2015

Diamond Offshore 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments at fair value	$551,130,804	$501,201,758
Receivables:
Participant contributions	445,618	468,055
Employer contributions	4,936,843	4,161,452
Notes receivable from participants	14,303,914	14,552,157

Total receivables	19,686,375	19,181,664
Net assets, at fair value	570,817,179	520,383,422
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,446,493)	(1,418,264)

Net Assets Available for Benefits	$569,370,686	$518,965,158

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
ADDITIONS:
Investment income:
Interest income on investments	$1,205,488
Dividends	17,640,470
Net appreciation in fair value of investments	7,955,988

Net investment income	26,801,946

Interest income on notes receivable from participants	593,964

Contributions:
Employer	34,859,651
Participants	29,690,871
Rollovers	2,113,503

Total contributions	66,664,025

Total additions	94,059,935

DEDUCTIONS:
Benefits paid directly to participants	$(43,686,208)
Other expenses net of revenue credits	31,801

Total deductions	(43,654,407)

Net Increase	50,405,528
Net Assets Available for benefits, Beginning of Year	518,965,158

Net Assets Available for benefits, End of Year	$569,370,686

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of Plan

The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the IRC.

Effective October 1, 2014, the Plan was amended to provide for full vesting of participant account balances for participants whose employment is terminated as part of a reduction-in-force by the Participating Employers.

Administration – The Plan is administered through an administrative and investment committee appointed by our Board of Directors, or Board. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.

Plan Expenses – There were no direct administrative expenses charged to the Plan and paid by us in 2014.

Other Expenses Net of Revenue Credits – Portfolio advisory services and other fees are charged to Participants’ accounts by Fidelity. Expenses may be allocated among all participants’ accounts or, charged to individual accounts for expenses directly related to a participant. Participants’ accounts may also be allocated with revenue credits which are calculated and distributed by Fidelity on a quarterly basis. Revenue credits occur when the recordkeeping revenue received by Fidelity in connection with plan services exceeds agreed upon compensation. For the year ended December 31, 2014, participant expenses were more than offset by revenue allocations resulting in a net credit to the Plan of $31,801.

Participants – Employees of the Participating Employers become participants of the Plan on the first enrollment date, as defined in the Plan and subsequent amendments, following their hire date.

Contributions –

•	Employee contributions/deferrals – Each participant may make voluntary before-tax or Roth contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to a federally mandated limitation of $17,500 for the year ended December 31, 2014. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax and/or Roth contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums. The maximum for these catch-up contributions was $5,500 for the year ended December 31, 2014. In accordance with procedures established by the Plan Administrator, a participant may make a rollover contribution to the Plan of a qualifying distribution received from another qualified plan or may elect to make a direct rollover of a qualifying distribution from another qualified plan to our Plan.

•

Employer matching contributions – The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement.

•	Profit sharing contributions – A profit sharing contribution, determined annually by our Board, may be made at our discretion to all participants without regard to employee contributions to the Plan. Our profit sharing contribution percentage was 4% of each eligible employee’s qualified yearly earnings for the year ended December 31, 2014 as defined by the Plan. In April 2015, our Board resolved that effective May 1, 2015, we would cease making discretionary profit sharing contributions under the Plan.

Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity Treasury Only Money Market Fund, the Fidelity Managed Income Portfolio II, or the MIP II Fund, and Diamond Offshore Drilling, Inc. Common Stock, or DO Common Stock. Investment elections to DO Common Stock are limited to no more than 25% of a participants’ total election. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives.

Plan participants, at their sole discretion, may transfer amounts between the various investment options, including DO Common Stock. Transfers that would cause the value of the DO Common Stock account to exceed 25% of the value of the Plan participant’s account are disregarded and such amounts remain invested in the investment fund from which the transfer was initiated.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Individual participant accounts invested in the MIP II Fund are maintained on a unit value basis as of December 31, 2014. Participants do not have beneficial ownership in specific underlying securities or other assets in the funds, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date. Effective October 1, 2014, the Plan was amended to provide for full vesting of benefits for all Plan participants whose employment is terminated due to a reduction-in-force.

Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied first to reduce direct administrative expenses charged to the Plan, if any, for the year, and next, to reduce the Participating Employers contributions to the Plan. During 2014, we used $193,200 from the forfeiture account to reduce our profit sharing contributions. As of December 31, 2014 and 2013, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $67,543 and $2,348, respectively.

Notes receivable from participants – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:

•	one-half of the vested value of the account or

•	$50,000.

The notes receivable are secured by the balance in the participant’s account and bear interest at prime + 1.0%, with varying maturity dates, typically not exceeding five years. Principal and interest is paid ratably through monthly payroll deductions.

Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a single lump-sum cash payment, leave their account invested in the Plan or choose a direct rollover to an eligible retirement plan. To the extent the participant’s accounts are invested in DO Common Stock, the participant may elect payment in whole shares of such stock with any fractional shares paid in cash or a lump-sum cash payment. A participant’s account with a vested interest of $1,000 or less is automatically distributed in a lump-sum cash payment.

Plan Termination – Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, or GAAP.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3.

MIP Funds or investment contracts held by a defined contribution plan are required to be reported at fair value. See Note 5. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. This is because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefit payments are recorded when paid.

Expenses – The Plan Sponsor pays certain administrative expenses of the Plan, as provided in the plan document.

3. Fair Value Measurements

The Plan’s investments are stated at fair value using a fair value hierarchy prescribed by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of input that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Level 1 investments include investments in money market, mutual funds and DO Common Stock.

Level 2 – Inputs to the valuation methodology include

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 assets represent the investment in the MIP II Fund (a stable value fund) at December 31, 2014 and 2013.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. At December 31, 2014 and 2013, the Plan did not hold any Level 3 investments.

Following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•	Mutual Funds – Shares of mutual funds, which are registered securities, are valued at quoted market prices, representing the net asset value, or NAV, of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded.

•	DO Common Stock – Shares of publicly traded common stock of Diamond Offshore are valued based on quoted market prices.

Stable Value Funds – The MIP II Fund is a common/collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP II Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. The Plan is required to provide a one (1) year redemption notice to liquidate its entire share in the MIP II Fund. The MIP II Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the funds underlying investments and contract value is equal to the sum of all of the benefits owed to the participants in the fund (principal plus accrued interest). We classify the investment in the MIP II Fund as Level 2 because participants may ordinarily direct the withdrawal or transfer of all, or a portion of, their investment at NAV (contract value) in the near term. See Note 5.

In accordance with GAAP, the MIP II Fund is reported at fair value in the statements of net assets available for benefits and an additional line item is presented to adjust from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is presented on a contract value basis.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

	December 31, 2014
	Fair Value Measurements Using
	Level 1	Level 2		Level 3		Assets at Fair Value
Money Market Funds	$7,910,635	$		$		$7,910,635
Mutual Funds:
Target date retirement funds	111,619,852					111,619,852
International equity funds	38,753,520					38,753,520
Income funds	45,648,441					45,648,441
Growth funds	126,644,829					126,644,829
Growth and income funds	106,719,864					106,719,864

Total mutual funds	429,386,506					429,386,506

DO Common Stock	13,330,382					13,330,382
Stable Value Fund			100,503,281			100,503,281

Total assets at fair value	$450,627,523		$100,503,281		$—	$551,130,804

	December 31, 2013
	Fair Value Measurements Using
	Level 1	Level 2		Level 3		Assets at Fair Value
Money Market Funds	$5,882,016	$		$		$5,882,016
Mutual Funds:
Target date retirement funds	100,394,578					100,394,578
International equity funds	32,727,829					32,727,829
Income funds	44,680,314					44,680,314
Growth funds	109,402,438					109,402,438
Growth and income funds	89,374,504					89,374,504

Total mutual funds	376,579,663					376,579,663

DO Common Stock	17,985,343					17,985,343
Stable Value Fund			100,754,736			100,754,736

Total assets at fair value	$400,447,022		$100,754,736		$—	$501,201,758

4. Investments

The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2014 and 2013:

Description of Investment	2014	2013
Fidelity Managed Income Portfolio II*	$100,503,281	$100,754,736
Fidelity Growth Company Fund*	56,257,810	52,267,162
Dodge & Cox Stock Fund	52,756,269	50,321,336
PIMCO Total Return Fund – Institutional	45,648,441	44,680,314
American Funds EuroPacific Growth Fund R6	29,478,954	32,727,829
* Party-in-interest

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:
Growth & income funds	$7,499,362
Target date retirement funds	1,986,528
International equity funds	(1,686,225)
Income funds	(139,886)
Growth funds	6,766,202
DO Common Stock	(6,469,993)

Net appreciation in fair value of investments	$7,955,988

5. Stable Value Fund

During 2014 and 2013, the Plan held an interest in the MIP II Fund. The MIP II Fund invests in investment contracts issued by insurance companies and other financial institutions, or wrap contracts, as well as fixed income securities and money market funds. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the MIP II Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The MIP II Fund imposes certain restrictions on the Plan, and the MIP II Fund itself may be subject to circumstances that impact its ability to transact at contract value. However, Plan management believes that the occurrence of events that would cause the MIP II Fund to transact at less than contract value is not probable.

The average yields earned by all wrap contracts held by the Plan’s common/collective trust fund was approximately 1.70% and 1.59% for the years ended December 31, 2014 and 2013, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 1.38% and 1.14% for the years ended December 31, 2014 and 2013, respectively.

6. Plan Tax Status

The Internal Revenue Service has determined and informed us by a letter dated September 16, 2011 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2011.

7. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The DO Common Stock investment option invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2014 and 2013, the Plan held 363,103 and 315,958 shares, respectively, of common stock of Diamond Offshore, with a cost basis of $21,571,832 and $21,288,584, respectively. During the year ended December 31, 2014 the Plan recorded dividend income of $1,138,255.

8. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rates, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the value of investment securities will occur in the near term and that some changes could materially affect participant account balances and the assets reported in the statement of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2014 and 2013, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2014, is as follows:

	2014	2013
Net assets available for benefits per the financial statements	$569,370,686	$518,965,158
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,446,493	1,418,264

Total net assets per Form 5500	$570,817,179	$520,383,422

Increase in net assets per the financial statements	$50,405,528
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2014	1,446,493
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2013	(1,418,264)

Net income per Form 5500	$50,433,757

DIAMOND OFFSHORE 401(k) PLAN

EIN 13-3560049 PN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost		(e) Current Value
*	Fidelity Managed Income Portfolio II	Stable value fund	*	*	$100,503,281
*	Fidelity Growth Company Fund Class K	Growth fund	*	*	56,257,810
*	Fidelity Low-Priced Stock Fund Class K	Growth fund	*	*	23,800,331
	Dodge & Cox Stock Fund	Growth & income fund	*	*	52,756,269
	Invesco Diversified Dividend Fund R5	Growth & income fund	*	*	24,754,553
	PIMCO Total Return Fund – Institutional	Income fund	*	*	45,648,441
	PIMCO All Asset Fund – Institutional	Growth & income fund	*	*	3,128,312
	American Funds –EuroPacific-Growth Fund – Class R6	International equity fund	*	*	29,478,954
	MFS International Diversification R4	International equity fund	*	*	9,274,566
	Spartan 500 Index – Institutional	Growth & income fund	*	*	26,080,730
	Vanguard Extended Market Index Fund	Growth fund	*	*	7,371,495
	JP Morgan Large Cap Growth Class R6	Growth fund	*	*	7,130,611
	American Beacon Small Cap Value Fund – Institutional	Growth fund	*	*	5,565,879
	GS Satellite Strategies Portfolio – Institutional Shares	Growth fund	*	*	2,777,286
	T. Rowe Price Mid-Cap Growth Fund	Growth fund	*	*	23,741,417
	T. Rowe Price Retirement 2005 Fund	Target date retirement fund	*	*	279,458
	T. Rowe Price Retirement 2010 Fund	Target date retirement fund	*	*	2,552,293
	T. Rowe Price Retirement 2015 Fund	Target date retirement fund	*	*	6,558,098
	T. Rowe Price Retirement 2020 Fund	Target date retirement fund	*	*	18,406,136
	T. Rowe Price Retirement 2025 Fund	Target date retirement fund	*	*	10,744,123
	T. Rowe Price Retirement 2030 Fund	Target date retirement fund	*	*	14,747,434
	T. Rowe Price Retirement 2035 Fund	Target date retirement fund	*	*	10,694,796
	T. Rowe Price Retirement 2040 Fund	Target date retirement fund	*	*	21,167,857
	T. Rowe Price Retirement 2045 Fund	Target date retirement fund	*	*	12,279,747
	T. Rowe Price Retirement 2050 Fund	Target date retirement fund	*	*	11,433,758
	T. Rowe Price Retirement 2055 Fund	Target date retirement fund	*	*	1,757,851
	T. Rowe Price Retirement Balanced Fund	Target date retirement fund	*	*	998,301
*	Fidelity Treasury Only Money Market Fund	Money market fund	*	*	7,910,635
*	Diamond Offshore Drilling, Inc. Stock	Company stock	*	*	13,330,382

		Total Investments			551,130,804
*	Participant loans	Interest at 4.25% to 9.25%, maturing in years 2015 to 2024	—		14,303,914

	Total				$565,434,718

*	Party-in-interest.
**	Cost information not provided as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND OFFSHORE 401(K) PLAN

Date: June 25, 2015

	By:	/s/ Aaron Sobel
	Name:	Aaron Sobel
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.